May 1, 2006

Jay Ingram, Esq.

US Securities and Exchange Commission

450 Fifth Street, NW

Mail Stop 05-11

Washington, DC 20549

Re:	Electric Moto

Registration Statement on Form Sb-2

File No. 333.124012

Amendment Filed: April 10, 2006

Dear Mr. Ingram:

We represent Electric Moto Corporation (“Electric Moto” or the “Company”). We are in receipt of your letter dated April 24, 2006 regarding the above referenced filing and the following sets forth the Company’s response:

Part II — Information Not Required In Prospectus

Recent Sales of Unregistered Securities

1.

You cannot claim the exemption from registration contained in section 4(2) for the December 18, 2005 sale to Nils Wiklund because the offering to Mr. Wiklund involved a general solicitation, which started when the initial Form SI3-2 was filed. As a result, Rule 152 is not available to separate the offerings. Please consult Regulation S, which provides a safe harbor from integration, and provide us with an analysis as to whether the sale to Mr. Wiklund was effected in reliance on the provisions contained therein.

ANSWER:

The Company has consulted with Regulation S and has determined that the sale to Mr. Wiklund was effected in reliance on the provisions contained therein. Specifically, the sale of such securities was made in an offshore transaction. In addition, neither the Company, nor a distributor, nor any respective affiliates nor any person on behalf of any of the foregoing made any directed selling efforts in the United States. No offer or sale was made to a U.S. person or for the account or benefit of a U.S. person. Mr. Wiklund certified that he was not a U.S. person and was not acquiring the securities for the account or benefit of any U.S. person. Also, Mr. Wiklund agreed to resell such securities only in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration and agreed not to engage in hedging transactions with regard to such securities unless in compliance with the Act. The securities contain a legend to the effect that transfer is prohibited except in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration and that hedging transactions involving those securities may not be conducted unless in compliance with the Act. We are required, either by contract or a provision in our bylaws, articles, charter or comparable document, to refuse to register any transfer of the securities not made in accordance with the provisions of Regulation S pursuant to registration under the Act, or pursuant to an available exemption from registration.

If you have any further questions, please contact me.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/	Peter D. Visalli

PETER D. VISALLI